December 17, 2009

Filed Via Edgar

Ms. Kathryn McHale
Staff Attorney
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re:	Independent Bank Corporation Preliminary Revised Proxy Statement on Schedule 14A Filed December 10, 2009 File No. 000-07818

Dear Ms. McHale:

       This letter is provided by Independent Bank Corporation, a Michigan corporation (the "Company"), in response to the Staff's comment letter dated December 11, 2009 with respect to the Company's Preliminary Proxy Statement filed in connection with a planned special meeting of the Company's shareholders (the "Proxy Statement"). We have set forth below each question contained in the Staff's comment letter, followed by our response.

General

1.	Please be sure to include page numbers in future filings.

        This error has been corrected. All future filings will include page numbers.

No. of Shares to be Issued in Transactions Under Consideration High Range Alternative

2.	We note that footnote 4 to this table "assumes that Treasury will agree to exchange all CPP Preferred Shares (with an aggregate liquidation preference of $72 million) for common stock with a value equal to the $72 liquidation value." Please correct this error to reflect the "$72 million" liquidation value.

              We have corrected this error.

December 17, 2009

Appendix A: Pro Forma Financial Information

3.

We note that your pro forma financial information reflects a "High Range Alternative -With Discount (75% TP Exchange and 100% CPP Exchange at 25% discount to par"; however, your disclosure states that you have only engaged in preliminary discussions with the Treasury and have not received any indication of Treasury's willingness to exchange the preferred shares at a discount. It does not appear the assumption underlying these pro formas is factually supportable. Please remove the discount or explain to the staff why this assumption complies with Article 11 of Regulation S X.

         We have revised the pro forma financial information included as Appendix A to remove any pro forma financial information reflecting the occurrence of the CPP Exchange Offer at a discount.

* * * * *

           In addition, we have made additional revisions to the Proxy Statement in order to maintain flexibility in the future to increase exchange ratios for the Institutional TP Exchange Offer and the Retail TP Exchange Offer. The Company currently has no intention to increase the applicable exchange ratios, but wants to maintain flexibility going forward.

            Enclosed with this letter are the specific blacklined pages of the revised preliminary Proxy Statement showing the changes made, as described in this letter and as otherwise necessary to update information in the Proxy Statement.

            The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in all Company filings. The Company understands that neither the Staff’s comments nor changes the Company makes to its disclosure in response to Staff comments foreclose the Commission from taking any action with respect to its filings and that the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

             Please feel free to call me at (616) 522-1765, or the Company's legal counsel, Kimberly Baber, at (616) 336-6851, with any questions or if we can be of any assistance in completing your review of these responses.

Very truly yours,

Independent Bank Corporation

/s/ Robert N. Shuster

Robert N. Shuster
Executive Vice President and
Chief Financial Officer

Enclosures

	No. of Shares to be Issued in Transactions Under Consideration
Low Range Alternative (25% Participation in Exchange Offers,
No CPP Exchange and $50 Million Cash Offering)
(Based on Assumptions in Footnotes to Table)

	Institutional TP		Retail TP Exchange	CPP Preferred	Cash	% of Total
Relevant Price (1)	Exchange Offer (2)	Offer	(3)	Exchange Offer (4)	Offering (5)	Outstanding (6)
$1.00	~~7,900~~9,875,000		~~10,120~~12,650,000	0	51,429,747	~~74.29%~~75.48%
$0.95	~~8,315,790~~10,394,737		~~10,652,632~~13,315,790	0	54,136,576	~~75.26%~~76.41%
$0.90	~~8,777,778~~10,972,223		~~11,244,445~~14,055,556	0	57,144,164	~~76.25%~~77.37%
$0.85	~~9,294,118~~11,617,648		~~11,905,883~~14,882,353	0	60,505,585	~~77.27%~~78.36%
$0.80	~~9,875,000~~12,343,750		~~12,650,000~~15,812,500	0	64,287,184	~~78.32%~~79.37%
$0.75	~~10,533,334~~13,166,667		~~13,493,334~~16,866,667	0	68,572,996	~~79.40%~~80.41%
$0.70	~~11,285,715~~14,107,143		~~14,457,143~~18,071,429	0	73,471,068	~~80.50%~~81.47%
$0.65	~~12,153,847~~15,192,308		~~15,569,231~~19,461,539	0	79,122,688	~~81.64%~~82.56%
$0.60	~~13,166,667~~16,458,334		~~16,866,667~~21,083,334	0	85,716,245	~~82.81%~~83.69%

(1)	Relevant Price is the price per share of our common stock used to determine the number of shares that would be issued in exchange for the tendered trust preferred securities and the CPP Preferred Shares. The actual price used in the exchange offers for the trust preferred securities is proposed to be the mathematical average of the volume weighted average price of common shares for the five consecutive trading days ending on and including the second trading day immediately preceding the expiration date of the applicable exchange offer.
The actual price used in any exchange of common stock for the CPP Preferred Shares will be as negotiated with Treasury, but is likely to be based on the market value our common stock. The actual price used in any Cash Offering in which we offer to sell shares of our common stock to the public is likely to be at some discount to the market value of our common stock. For purposes of the table above, we have assumed the Cash Offering would be conducted at a price equal to 97.22% of the market value of our common stock. The table contains only an estimated range of potential values for our common shares. The closing price of our common shares on the Nasdaq Global Select Market on December ~~7~~8, 2009, was $0.~~73~~70 per share.
(2)	Assumes that 25% of the outstanding Institutional Trust Preferred Securities will be tendered for exchange and that for each $1,000 liquidation amount of Institutional Trust Preferred Securities tendered, a holder would receive common stock with a value equal to $~~800~~1,000, which is equal to ~~80~~100% of the $1,000 liquidation amount.
(3)	Assumes that 25% of the outstanding Retail Trust Preferred Securities will be tendered for exchange and that for each $25 liquidation amount of Retail Trust Preferred Securities tendered, a holder would receive common stock with a value equal to $~~20~~25, which is equal to ~~80~~100% of the $25 liquidation amount.
(4)	Assumes that Treasury will not agree to exchange any CPP Preferred Shares for common stock.
(5)	Assumes we raise aggregate gross proceeds of $50 million.
(6)	Assumes the number of shares of common stock outstanding excluding shares to be issued in these transactions would be 24,029,125 (the number of shares of IBC common stock outstanding on ~~October 30~~December 10, 2009).

No. of Shares to be Issued in Transactions Under Consideration
High Range Alternative (75% Participation in Exchange Offers,
100% Participation in CPP Exchange Offer and $150 Million Cash Offering)
(Based on Assumptions in Footnotes to Table)
	Institutional TP	Retail TP Exchange	CPP Preferred	Cash	% of Total
Relevant Price (1)	Exchange Offer (2)	Offer (3)	Exchange Offer (4)	Offering (5)	Outstanding (6)

$1.00	~~23,700~~29,625,000	~~30,360~~37,950,000	72,000,000	154,289,241	92.~~11~~	~~%~~44%
$0.95	~~24,947,369~~31,184,211	~~31,957,895~~39,947,369	75,789,474	162,409,728	92.~~47~~	~~%~~79%
$0.90	~~26,333,334~~32,916,667	~~33,733,334~~42,166,667	80,000,000	171,432,490	~~92.84%~~93.15%
$0.85	~~27,882,353~~34,852,942	~~35,717,648~~44,647,059	84,705,883	181,516,754	93.~~21~~	~~%~~50%
$0.80	~~29,625,000~~37,031,250	~~37,950,000~~47,437,500	90,000,000	192,861,552	93.~~58~~	~~%~~86%
$0.75	~~31,600~~39,500,000	~~40,480~~50,600,000	96,000,000	205,718,988	~~93.96%~~94.22%
$0.70	~~33,857,143~~42,321,429	~~43,371,429~~54,214,286	102,857,143	220,413,202	94.~~34~~	~~%~~59%
$0.65	~~36,461,539~~45,576,924	~~46,707,693~~58,384,616	110,769,231	237,368,063	94.~~72~~	~~%~~95%
$0.60	~~39,500~~49,375,000	~~50,600~~63,250,000	120,000,000	257,148,735	95.~~11~~	~~%~~32%

(1)	Relevant Price is the price per share of our common stock used to determine the number of shares that would be issued in exchange for the tendered trust preferred securities and the CPP Preferred Shares. The actual price used in the exchange offers for the trust preferred securities is proposed to be the mathematical average of the volume weighted average price of common shares for the five consecutive trading days ending on and including the second trading day immediately preceding the expiration date of the applicable exchange offer.
The actual price used in any exchange of common stock for the CPP Preferred Shares will be as negotiated with Treasury, but is likely to be based on the market value our common stock. The actual price used in any Cash Offering in which we offer to sell shares of our common stock to the public is likely to be at some discount to the market value of our common stock. For purposes of the table above, we have assumed the Cash Offering would be conducted at a price equal to 97.22% of the market value of our common stock. The table contains only an estimated range of potential values for our common shares. The closing price of our common shares on the Nasdaq Global Select Market on December ~~7~~8, 2009, was $0.~~73~~70 per share.
(2)	Assumes that 75% of the outstanding Institutional Trust Preferred Securities will be tendered for exchange and that for each $1,000 liquidation amount of Institutional Trust Preferred Securities tendered, a holder would receive common stock with a value equal to $~~800~~1,000, which is equal to ~~80~~100% of the $1,000 liquidation amount.
(3)	Assumes that 75% of the outstanding Retail Trust Preferred Securities will be tendered for exchange and that for each $25 liquidation amount of Retail Trust Preferred Securities tendered, a holder would receive common stock with a value equal to $~~20~~25, which is equal to ~~80~~100% of the $25 liquidation amount.
(4)	Assumes that Treasury will agree to exchange all CPP Preferred Shares (with an aggregate liquidation preference of $72 million) for common stock with a value equal to the $72 million liquidation value.
(5)	Assumes we raise aggregate gross proceeds of $150 million.
(6)	Assumes the number of shares of common stock outstanding excluding shares to be issued in these transactions would be 24,029,125 (the number of shares of IBC common stock outstanding on ~~October 30~~December 10, 2009).

_________________________________

     Based on the assumptions described in the footnotes to the tables above, upon completion of the Institutional TP Exchange Offer, the Retail TP Exchange Offer, the CPP Exchange Offer, and the Cash Offering (if all of such transactions are pursued and completed), our existing shareholders would own between only 4.~~89~~68% and ~~25.71~~24.52% of our outstanding common stock. However, we have reserved the right to issue an even greater number of shares of our common stock (i.e., in the event one or more of the assumptions in the tables set forth above prove not to be true). We have reserved the right to issue up to ~~63.2~~79 million shares of common stock in the Institutional TP Exchange Offer and up to 144 million shares of common stock in the CPP Exchange Offer. In addition, we expect the maximum number of shares we may issue in the Retail TP Exchange Offer to be ~~80.96~~101.2 million. Using these maximum numbers and the highest number of shares shown in the tables above for the Cash Offering, our current shareholders may end up owning only approximately ~~4.22~~3.97% of our outstanding common stock.

     In addition, the initiatives under consideration and referenced above or through other means, including the exchange offers for the trust preferred securities and the CPP Preferred Shares, may trigger an ownership change that would negatively affect our ability to utilize net operating loss and capital loss carryforwards and other deferred tax assets in the future. As a result, we may suffer higher-than-anticipated tax expense, and consequently lower net income and cash flow, in those future years. As of December 31, 2008, we had ~~a domestic~~ federal net operating loss carryforwards of approximately $~~36.~~2 .8 million, and such amounts may grow significantly prior to the expiration of the capital raising initiatives described in this proxy statement. Companies are subject to a change of ownership test under Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"), that, if met, would limit the annual utilization of ~~the~~tax losses and credits carrying forward from pre-change of ownership ~~carryforward~~periods, as well as the ability to use certain unrealized built-in losses. This change of ownership test will be met if, for example, a sufficient number of the holders of the trust preferred securities exchange such securities for our common shares ~~and Treasury exchanges its CPP Preferred Shares for our common shares.~~. We believe it is ~~likely~~possible that ~~the~~this test ~~will~~could be met if there is substantial participation in the exchange offers or if other capital raising initiatives under consideration and referenced above or through other means are consummated. Generally, under Section 382, the yearly limitation on our ability to utilize such deductions will be equal to the product of the applicable long-term tax exempt rate (presently ~~%)~~4.16%) and the sum of the values of our common shares and of our outstanding CPP Preferred Shares, immediately before the ownership change. ~~Our~~In addition to limits on the use of net operating loss carryforwards, our ability to utilize deductions related to ~~credit~~bad debts and other losses ~~during the~~for up to a five-year period following such an ownership change would also be limited under Section 382, ~~together with net operating loss carryforwards,~~ to the extent that such deductions reflect a net loss that was "built-in" to our assets immediately prior to the ownership change. Similar rules under Section 383 of the Code will also limit utilization of ~~our~~any capital loss and tax credit carryforwards. These The amount of these carryforwards ~~amounted to approximately $36.2 million~~was not material at December 31, 2008, ~~and such amount~~but may grow significantly prior to the expiration of the offers.

The Retail TP Exchange Offer

     Both the Institutional TP Exchange Offer and the CPP Exchange Offer are discussed in further detail below under Proposal 3 below. The following is a brief description of the Retail TP Exchange Offer.

     Purpose of the Retail TP Exchange Offer. As described above, we believe that additional capital is necessary to maintain and strengthen our capital base as the effects of the economy continue to impact our business over the coming months and years. One means identified to improve our capital position is to offer to exchange common stock, which is considered ~~both~~ Tier 1 regulatory capital ~~and Tier 1 common capital~~without limit, to holders of our Retail Trust Preferred Securities, which are considered Tier 1 regulatory capital only up to 25% of total core capital elements. If Retail Trust Preferred Securities are exchanged for shares of our common stock in the exchange offer, it would have the effect of increasing our Tier 1 common equity. In addition, although this exchange offer would not result in any cash proceeds to the Company, it would result in a reduction of interest and dividend expense, thereby allowing us to preserve capital.

     Proposed Terms of the Retail TP Exchange Offer. If IBC proceeds with the Retail TP Exchange Offer, IBC currently intends to issue for each $25 liquidation amount of Retail Trust Preferred Securities accepted for exchange a number of shares of common stock having a dollar value equal to (x) 80% of the $25 liquidation amount if tendered for exchange on or before the early tender deadline to be established by our Board, and (y) 75% of the $25 liquidation amount if tendered for exchange after such early tender deadline and on or before the expiration date of the exchange offer. Although these are the exchange ratios we currently intend to offer to holders of Retail Trust Preferred Securities, we may decide to increase the exchange ratios and issue shares of our common stock with a value equal to up to 100% of the $25 liquidation amount of securities tendered and accepted for exchange in the Retail TP Exchange Offer. There would be no cash, shares of common stock, or other consideration paid or issued in exchange for accrued but unpaid distributions on the Retail Trust Preferred Securities tendered for exchange. The common stock to be issued would be valued based on the mathematical average of the volume weighted average price per share for the five consecutive trading days ending on and including the second trading day immediately preceding the expiration date of the exchange offer.

     Effect of Retail TP Exchange Offer on Current Shareholders. If implemented, and depending on the number of Retail Trust Preferred Securities tendered and accepted for exchange, the Retail TP Exchange Offer may result in a significant increase in the number of shares of common stock outstanding, and current shareholders will own a smaller percentage of the outstanding common stock. See the tables set forth above for more information regarding this potential dilution. Such dilution could result in a significant reduction in the percentage interests of current shareholders in the voting power, liquidation value, and book and market value of the Company, and in its future earnings per share. Moreover, the shares of common stock exchanged for the Retail Trust Preferred Securities will be freely tradable. The sale or resale of these securities could cause the market price of the common stock to decline. In addition to the foregoing, the increased number of issued shares could have an incidental anti-takeover effect by discouraging the possibility of, or rendering more difficult, certain mergers, tender offers, proxy contests or other change of control or ownership.

     Shareholder Approval of the Retail TP Exchange Offer. As discussed above, any issuance of common stock in connection with the Retail TP Exchange Offer will not require shareholder approval because the Retail TP Exchange Offer is considered a "public offering" under applicable Nasdaq Marketplace Rules.

      Maximum Number of Shares to be Issued.  We reserve the right to issue up to ~~80.96~~101.2 million shares of our common stock in the Retail TP Exchange Offer.

Pro Forma Financial Information

     Selected unaudited pro forma financial information giving effect to the Institutional TP Exchange Offer, the Retail TP Exchange Offer, and the CPP Exchange Offer is set forth in the attached Appendix A. The pro forma financial information included in Appendix A reflects a "Low Range Alternative" that includes relatively conservative assumptions regarding the number of shares of common stock that may be issued in these transactions and ~~two different~~a "High Range Alternative~~s~~" that includes different, more aggressive assumptions regarding a higher number of shares of common stock that would be issued. These alternatives are presented merely as an illustration of some of the potential effects of these transactions. Actual results of each transaction, if pursued and completed by the Company, would likely be different than ~~any~~either of the alternatives. Please read the information in Appendix A carefully to more fully understand the information being presented. The inclusion of any transaction in the pro forma financial information does not necessarily mean that such transaction is likely to occur or that it is likely to occur on the terms set forth in Appendix A.

PROPOSAL 3

APPROVE THE ISSUANCE OF COMMON STOCK
IN EXCHANGE TRANSACTIONS IN ACCORDANCE WITH NASDAQ MARKETPLACE RULE 5635

     Our Board believes it is advisable and in the best interests of the Company and its shareholders that IBC pursue an offer to exchange shares of common stock for up to the entire (i) $12 million aggregate liquidation amount of outstanding trust preferred securities issued by IBC Capital Finance III, (ii) $20 million aggregate liquidation amount of outstanding trust preferred securities issued by IBC Capital Finance IV, and (iii) $7.5 million aggregate liquidation amount of outstanding trust preferred securities issued by Midwest Guaranty Trust I (collectively, the "Institutional Trust Preferred Securities"). In addition, our Board believes it is advisable and in the best interests of the Company and its shareholders that IBC pursue an offer to exchange shares of common stock for up to the entire $72 million aggregate liquidation amount of our outstanding CPP Preferred Shares issued to the Treasury under TARP. We are asking our shareholders to approve these exchange offers, as described in more detail below.

Terms of Proposed Exchange Offer for Institutional Trust Preferred Securities

     General. If we proceed with the Institutional TP Exchange Offer, we ~~will~~currently intend to issue for each $1,000 liquidation amount of Institutional Trust Preferred Securities accepted for exchange a number of shares of common stock having a dollar value equal to (x) 80% of the $1,000 liquidation amount if tendered for exchange on or before the early tender deadline to be established by our Board, and (y) 75% of the $1,000 liquidation amount if tendered for exchange after such early tender deadline and on or before the expiration date of the exchange offer. Although these are the exchange ratios we currently intend to offer to holders of Institutional Trust Preferred Securities, we may decide to increase the exchange ratios and issue shares of our common stock with a value equal to up to 100% of the $1,000 liquidation amount of securities tendered and accepted for exchange in the Institutional TP Exchange Offer. There would be no cash, shares of common stock, or other consideration paid or issued in exchange for accrued but unpaid distributions on the Institutional Trust Preferred Securities tendered for exchange. The common stock to be issued would be valued based on the mathematical average of the volume weighted average price per share for the five consecutive trading days ending on and including the second trading day immediately preceding the expiration date of the exchange offer.

     The maximum number of shares of our common stock we would issue in the Institutional TP Exchange Offer is ~~63.2~~79 million shares, subject to the approval of the final terms of the Institutional TP Exchange Offer.

     About the Trusts. Each of IBC Capital Finance III, IBC Capital Finance IV, and Midwest Guaranty Trust I (each one a "Trust," and collectively, the "Trusts") is a Delaware statutory trust. We are the sole holder of all the common securities of each of these Trusts. The sole asset and only source of funds to make payments on the Institutional Trust Preferred Securities of each Trust is the junior subordinated debenture we issued to such Trust (the "Underlying Debenture"). To the extent a Trust receives interest payments on the relevant Underlying Debenture, it is obligated to distribute those amounts to the holders of Institutional Trust Preferred Securities of such Trust in the form of quarterly distributions. We have provided holders of the Institutional Trust Preferred Securities of the Trusts a guarantee in support of each of the Trust's obligation to make distributions on its Institutional Trust Preferred Securities, but only to the extent such Trust otherwise has funds available for distribution.

     If we proceed with the Institutional TP Exchange Offer, the Institutional Trust Preferred Securities of each Trust that we acquire in the Institutional TP Exchange Offer will be exchanged by us for a like amount of the applicable Underlying Debenture in accordance with the amended and restated trust agreement governing the Trust. We will then submit such Underlying Debenture for cancellation by the indenture trustee under the applicable indenture. As previously announced, ~~effective __________________,~~ we recently elected to defer regularly scheduled quarterly interest payments on our junior subordinated debentures owned by each of our trust subsidiaries, including each of the Trusts.

     Notwithstanding the foregoing, we reserve the right, subject to applicable law, to modify the terms of this proposed exchange offer at any time prior to the expiration date and may modify such terms if deemed in the best interests of the Company and its shareholders. For example, our Board may decide to offer a combination of common stock and cash or other property in exchange for Institutional Trust Preferred Securities tendered for exchange. We are asking for shareholder approval to issue up to the maximum number of shares of common stock set forth above in exchange for Institutional Trust Preferred Securities at the prices described above. The other terms of the Institutional TP Exchange Offer, if it is pursued, will be established by our Board based on its determination of what is in the best interests of the Company and its shareholders. Unless otherwise required by law, regulation, or applicable listing standards, shareholders will not be asked to approve such other terms.

     Comparison of Rights Between the Institutional Trust Preferred Securities and Our Common Stock. The following briefly summarizes the material differences between the rights of holders of the Institutional Trust Preferred Securities as currently in effect and of holders of our common stock to be issued in the proposed Institutional TP Exchange Offer.

Governing Documents and Governing Law
o	Institutional Trust Preferred Securities: Holders of the Institutional Trust Preferred Securities have the rights set forth in the respective trust agreements, the Statutory Trust Act of the State of Delaware and the Trust Indenture Act.

o	Common Stock: Holders of shares of our common stock have the rights set forth in our Articles of Incorporation, our Bylaws, and the Michigan Business Corporation Act.
Dividends and Distributions
o	Institutional Trust Preferred Securities: Holders of the Institutional Trust Preferred Securities are entitled to receive cumulative distributions at a variable per annum rate of interest on the liquidation amount of the securities, payable quarterly in arrears, subject to potential deferral of such distributions. The funds available to each Trust for distributions on the Institutional Trust Preferred Securities are limited to payments received from us on the Underlying Debenture held by each Trust. We may defer interest payments on the Underlying Debentures in accordance with their respective terms, provided no deferral period will extend beyond the maturity date of the Underlying Debenture. If we defer interest payments on any of the Underlying Debentures, distributions on the related Institutional Trust Preferred Securities will also be deferred. Interest payments on the Underlying Debentures continue to accrue during deferral periods and, as a result, distributions on the related Institutional Trust Preferred Securities will continue to accrue. During a deferral period, with limited exceptions, we cannot pay any dividends or make any distributions relating to, or redeem, purchase, acquire or make a liquidation payment relating to, any of our capital stock (including shares of our common stock), make any interest, principal or premium payments on or repurchase any of our debt securities that rank equal with or junior to the Underlying Debentures, or make any guarantee payments on any guarantee of debt securities of any of our subsidiaries if the guarantee ranks equally with or junior in interest to the Underlying Debentures.
o	Common Stock: Subject to the preferential rights of any other class or series of capital stock, holders of our common stock will be entitled to receive dividends when, as and if declared by our Board of Directors.
Ranking
o	Institutional Trust Preferred Securities: The Institutional Trust Preferred Securities effectively rank senior to our common stock and to any preferred stock we issue (including the CPP Preferred Shares) with respect to rights upon our liquidation, dissolution, or winding up. The Institutional Trust Preferred Securities rank junior in right of payment to all senior indebtedness. The liquidation amount of each Institutional Trust Preferred Security is $1,000, plus any accrued and unpaid distributions on such Institutional Trust Preferred Security.
o	Common Stock: Our common stock ranks junior to all our other securities and indebtedness with respect to dividend rights and rights upon our liquidation, dissolution and winding up.
Conversion Rights
o	Institutional Trust Preferred Securities: The Institutional Trust Preferred Securities are not convertible into our common stock or any other securities.
o	Common Stock: Our common stock is not convertible into any other securities.
Voting Rights
o	Institutional Trust Preferred Securities: Holders of the Institutional Trust Preferred Securities do not have any voting rights with respect to IBC. These holders have limited voting rights with respect to certain modifications to documents governing the Institutional Trust Preferred Securities.
o	Common Stock: Holders of our common stock are entitled to one vote per share on all matters voted on by our shareholders.

Terms of Proposed Exchange Offer for CPP Preferred Shares

     General. If we proceed with the CPP Exchange Offer, we propose to issue for each $1,000 liquidation amount of CPP Preferred Shares accepted for exchange a number of shares of common stock having a dollar value equal to between 50% and 100% of the ~~sum of the~~ $1,000 liquidation amount ~~plus an amount equal to any accrued but unpaid distributions on such CPP Preferred Shares.~~. The dollar value per share of common stock used in determining the CPP Exchange Ratio will likely be based on the market value of our common stock. We are only in preliminary discussions with the Treasury, as the sole holder of the CPP Preferred Shares, regarding the proposed CPP Exchange Offer. We have not received any indication from the Treasury as to its willingness to exchange any CPP Preferred Shares for shares of our common stock or the pricing or other terms upon which it would participate in any such exchange. There is no assurance the Treasury will agree to participate in the CPP Exchange Offer on terms acceptable to us or at all.

     The maximum number of shares of our common stock we would issue in the CPP Exchange Offer is 144 million, subject to approval of the final terms of the CPP Exchange Offer.

proposal to increase the number of our authorized shares of common stock (Proposal 1 of this proxy statement), we would likely only be able to pursue the Institutional TP Exchange Offer and the CPP Exchange Offer at the levels described in this proxy statement (including the assumptions used in the tables starting on page 7 above and the pro forma financial information attached as Appendix A that 25% to 75% of the Institutional Trust Preferred Securities and up to 100% of the CPP Preferred Shares will be exchanged for shares of common stock) if we delist our common stock from Nasdaq. Although we have no current intention of doing so, our Board would have the authority to do this if it determined pursuing the exchange offers at such levels was in the best interests of the Company and its shareholders.

     If shareholders approve this proposal but not the proposal to increase the number of our authorized shares of common stock (Proposal 1 of this proxy statement), we would be limited in our ability to pursue the Institutional TP Exchange Offer and the CPP Exchange Offer by the number of shares of our common stock we are currently authorized to issue. As of December ~~___,~~10, 2009, there were approximately ~~[31,818,134]~~30,926,971 unissued and unreserved shares of common stock available for issuance by the Company. This would materially and adversely impact our ability to increase our Tier 1 regulatory capital and reduce our interest and dividend expense through the exchange offers proposed above.

     Any failure by the shareholders to approve the proposed Option Exchange Program (Proposal 2 of this proxy statement) is not expected to impact our ability to pursue the exchange offers described above.

Effect on Current Shareholders

     Any transaction requiring approval by shareholders under Nasdaq Marketplace Rule 5635 would likely result in a significant increase in the number of shares of common stock outstanding, and current shareholders will own a smaller percentage of the outstanding common stock. See the tables starting on page 7 above for more information regarding this potential dilution. Moreover, the shares of common stock exchanged for the Institutional Trust Preferred Securities and/or the CPP Preferred Shares are likely to be freely tradable. The issuance of these securities is likely to cause a significant reduction in the percentage interests of current shareholders in the voting power, liquidation value, and book and market value of the Company, and in its future earnings per share. The sale or resale of these securities could cause the market price of our common stock to decline. In addition to the foregoing, the increase in the number of issued shares of common stock in connection with one or more of these transactions may have an incidental anti-takeover effect in that additional shares may dilute the stock ownership of one or more parties seeking to obtain control of the Company. The increased number of issued shares could discourage the possibility of, or render more difficult, certain mergers, tender offers, proxy contests or other change of control or ownership. See "Proposal 1 - Approve an Amendment to the Articles of Incorporation to Increase the Number of Authorized Shares of Common Stock—Effect on Outstanding Common Stock" above for more detailed information.

Other Information

     The foregoing description of the terms of the Institutional TP Exchange Offer and the CPP Exchange Offer, and the reasons for such exchange offers, is included for informational purposes to shareholders in connection with this proxy solicitation and does not constitute an offer to sell or a solicitation of an offer to buy any securities of the Company. We cannot guarantee any exchange transaction will be completed (or, if so, what the terms or timing may be) and, accordingly, cannot be certain we will reacquire and cancel any Institutional Trust Preferred Securities or any CPP Preferred Shares.

     In addition, assuming shareholder approval of this proposal, our Board may determine that the Institutional TP Exchange Offer and/or the CPP Exchange Offer are, for any reason including prevailing market conditions, no longer in the best interests of the Company or its shareholders and thus reserves the right to abandon either or both exchange offers. These exchange offers are also subject to any required approvals, including by Treasury and the Board of Governors of the Federal Reserve System. There can be no assurances such required approvals will be obtained on terms acceptable to us or at all.

Vote Required and Recommendation of the Board

     The affirmative vote of a majority of the common stock voted at the Special Meeting, by person or by proxy, is required to approve the proposed exchange for Institutional Trust Preferred Securities and the proposed exchange for the CPP Preferred Shares. Abstentions will be counted towards the vote total for this proposal, and therefore will have the same effect as "Against" votes. Broker non-votes will have no effect and will not be counted towards the vote total for this proposal. Unless otherwise directed by marking the accompanying proxy, the named proxy holders will vote FOR the proposal to permit us to issue additional common stock in accordance with Nasdaq Marketplace Rule 5635 in exchange for Institutional Trust Preferred Securities and in exchange for the CPP Preferred Shares. The approval of this proposal is not a condition to the approval of any other proposals submitted to the shareholders, except to the extent otherwise explained in this proxy statement.

     The Board recommends you vote FOR the proposal to approve the issuance of additional common stock in accordance with Nasdaq Marketplace Rule 5635 in exchange for Institutional Trust Preferred Securities and in exchange for the CPP Preferred Shares, provided that, if we proceed with the exchange offers:

     Institutional TP Exchange Offer. (A) not more than ~~63.2~~79 million shares of common stock may be issued in the exchange for Institutional Trust Preferred Securities, (B) we will issue for each $1,000 liquidation amount of Institutional Trust Preferred Securities accepted for exchange a number of shares of common stock having a dollar value equal to ~~(x) 80% of the $1,000 liquidation amount if tendered for exchange on or before the early tender deadline to be established by our Board, and (y) 75% of the $1,000 liquidation amount if tendered for exchange after such early tender deadline and on or before the expiration date of the exchange offer~~up to 100% of the $1,000 liquidation amount, (C) the dollar value per share of common stock to be issued would be valued based on the mathematical average of the volume weighted average price per share for the five consecutive trading days ending on and including the second trading day immediately preceding the expiration date of the exchange offer, and (D) the issuance of shares of common stock pursuant to such exchange offer shall occur not later than the date that is three months after the date of the approval of this proposal by our shareholders; and

         CPP Exchange Offer. (A) not more than 144 million shares of common stock may be issued in the exchange for CPP Preferred Shares, (B) we will issue for each $1,000 liquidation amount of CPP Preferred Shares accepted for exchange a number of shares of common stock having a dollar value equal to ~~between 50% and~~up to 100% of the $1,000 liquidation amount, (C) the dollar value per share of common stock used in determining the CPP Exchange Ratio will be based on the market value of our common stock, and (D) the issuance of shares of common stock pursuant to such exchange offer shall occur not later than the date that is three months after the date of the approval of this proposal by our shareholders.

APPENDIX A
PRO FORMA FINANCIAL INFORMATION

     The following selected unaudited pro forma financial information has been presented to give effect to and show the pro forma impact on our balance sheet as of September 30, 2009, and on our earnings for the fiscal year ended December 31, 2008, and the nine-month period ended September 30, 2009, of the following transactions under consideration by our Board:

1.	An offer (the "Institutional TP Exchange Offer") to exchange shares of our common stock for up to the entire (i) $12 million aggregate liquidation amount of outstanding trust preferred securities issued by IBC Capital Finance III, (ii) $20 million aggregate liquidation amount of outstanding trust preferred securities issued by IBC Capital Finance IV, and (iii) $7.5 million aggregate liquidation amount of outstanding trust preferred securities issued by Midwest Guaranty Trust I (collectively, the "Institutional Trust Preferred Securities");
2.	An offer (the "Retail TP Exchange Offer") to exchange shares of our common stock for up to the entire $50.6 million aggregate liquidation amount of outstanding trust preferred securities issued by IBC Capital Finance II (the "Retail Trust Preferred Securities"); and
3.	An offer (the "CPP Exchange Offer") to exchange shares of common stock for up to the entire $72 million aggregate liquidation amount of our outstanding Series A Fixed Rate Cumulative Perpetual Preferred Stock, $1,000 liquidation preference per share (the "CPP Preferred Shares"), issued to the United States Department of the Treasury ("Treasury") under its Capital Purchase Program of the Troubled Asset Relief Program ("TARP").

     The Institutional TP Exchange Offer, the CPP Exchange Offer, and the Retail TP Exchange Offer are collectively referred to as the "Exchange Offers."

     As described in this proxy statement, our Board currently proposes to engage in a public offering to issue shares of our common stock or securities convertible into shares of our common stock for cash, to raise as much as $50 million to $150 million in aggregate gross proceeds. However, we have not reflected any impact of such a public offering in the pro forma financial information included in this Appendix A. We have also not reflected the expected impact of the Option Exchange Program (which is the subject of Proposal 2 of this proxy statement) because we believe the impact of such Option Exchange Program on the pro forma financial information to be immaterial.

     The unaudited pro forma financial information is presented for illustrative purposes only and does not necessarily indicate the financial position or results that would have been realized had the Exchange Offers been completed as of the dates indicated or that will be realized in the future when and if the Exchange Offers are consummated. The selected unaudited pro forma financial information has been derived from, and should be read in conjunction with, our historical consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2008, and our Quarterly Report on Form 10-Q for the three- and nine-month periods ended September 30, 2009, filed with the SEC. Copies of these reports are being sent with this proxy statement.

     Our unaudited pro forma consolidated balance sheets as of September 30, 2009 have been presented as if the Exchange Offers had been completed on September 30, 2009, and our pro forma consolidated statements of income have been presented as if the Exchange Offers had been completed on January 1, 2008.

Primary Assumptions

     We have made a number of assumptions in preparing the pro forma information set forth below. The primary assumptions made are as follows:

a.	We have assumed our shareholders will approve Proposal 1 described in this proxy statement, which is the proposal to amend our Articles of Incorporation to increase the number of shares of common stock we are authorized to issue from 60 million shares to 500 million shares. As of December ~~___,~~10, 2009, we have approximately ~~[31,818,134]~~30,926,971 shares of common stock that are authorized and available to be issued. If our shareholders do not approve Proposal 1, then we may still proceed with the Exchange Offers, but will be limited to issuing an aggregate of ~~[31,818,134]~~30,926,971 shares of our common stock.
b.	For each of the Institutional TP Exchange Offers and the Retail TP Exchange Offer, we have assumed we will issue shares of our common stock having a dollar value equal to ~~(i) 80% of the liquidation value of the securities tendered and accepted for exchange on or before the early tender deadline to be established by our Board, and (ii)~~ 75% of the liquidation value of the securities tendered and accepted for exchange. This assumes the trust preferred securities tendered for exchange ~~on or~~would be tendered after ~~such early tender deadline but prior~~the early premium deadline to be established by our Board and thus would not be eligible for the early tender premium. This is the price we currently intend to ~~the expiration date of~~offer in the Institutional TP Exchange Offer~~.~~ and the Retail TP
Exchange Offer; however, we have reserved the right to offer shares of our common stock with a value equal to up to 100% of the liquidation value of the securities tendered and accepted for exchange in these Exchange Offers.
 ~~c~~c.	For the CPP Exchange Offer, we have assumed we will issue shares of our common stock having a dollar value equal to 100% of the liquidation value of the CPP Preferred Shares.

d.	We have assumed that, for purposes of the Exchange Offers, the value per share of our common stock used to calculate the number of shares of our common stock to be issued in each such Exchange Offer is $0.72. This is the average volume weighted average price, or "Average VWAP," of our common stock assuming the pricing date for the determination of the Average VWAP ended on and included November 18, 2009. The Average VWAP of our common stock is the mathematical average of the volume weighted average price per share for the five consecutive trading days ending on and including the second trading day immediately preceding the expiration date of the Exchange Offers. The closing price of our common stock on December 8, 2009, was $0.70 per share.

      e.     We have assumed there will be no material effect on such pro forma financial statements from the potential limitations related to Section 382 of the Internal Revenue
Code due to our having a full tax valuation allowance.

     We have shown the pro forma impact of the Exchange Offers under a "Low Range Alternative" and ~~two~~a "High Range Alternative~~s~~," as follows:

The "Low Range Alternative" assumes (i) the tender and exchange of 25% of the outstanding Retail Trust Preferred Securities for common stock, (ii) the tender and exchange of 25% of the outstanding Institutional Trust Preferred Securities for common stock, and (iii) no CPP Exchange Offer.

The "High Range Alternative – Without Discount" assumes (i) the tender and exchange of 75% of the outstanding Retail Trust Preferred Securities for common stock, (ii) the tender and exchange of 75% of the outstanding Institutional Trust Preferred Securities for common stock, and (iii) the tender and exchange of the entire $72 million of outstanding CPP Preferred Shares for common stock~~, with the dollar value of the common stock issued in the exchange equal to 100% of the liquidation value of the CPP Preferred Shares~~.

~~The "High Range Alternative – With Discount" assumes (i) the tender and exchange of 75% of the outstanding Retail Trust Preferred Securities for common stock, (ii) the tender and exchange of 75% of the outstanding Institutional Trust Preferred Securities for common stock, and (iii) the tender and exchange of the entire $72 million of outstanding CPP Preferred Shares for common stock, with the dollar value of the common stock issued in the exchange equal to 75% of the liquidation value of the CPP Preferred Shares~~

     We have assumed the participation rates for the Retail TP Exchange Offer and the Institutional TP Exchange Offer based on the results of recently concluded similar exchange offers by similarly situated issuers. We are only in preliminary discussions with the Treasury, as the sole holder of the CPP Preferred Shares, regarding the proposed CPP Exchange Offer. ~~We have not received any indication from the Treasury as to its willingness to~~ Although the pro forma financial information included in this Appendix A assumes we would exchange ~~any CPP Preferred Shares for~~ shares of our common stock ~~or the pricing or other terms upon which it would participate in any such exchange. We are showing the pro forma impact of a~~ with a value equal to 100% of the liquidation value of the CPP Preferred Shares in the proposed CPP Exchange Offer ~~in which we exchange~~, we are negotiating with the Treasury to accept shares of our common stock with a value equal to 75% of the liquidation value of the CPP Preferred Shares ~~(the "High Range Alternative – With Discount"~~ because this is the price (75% of par) being offered in ~~the Retail TP~~our Exchange ~~Offer and the Institutional TP Exchange Offer~~Offers for trust preferred securities (excluding the effect of the 5% early tender premium) and the CPP Preferred Shares are junior in priority to such trust preferred securities. ~~However, we are also showing~~We have not received any indication from the ~~pro forma impact of a CPP Exchange Offer in which we~~Treasury as to its willingness to exchange any CPP Preferred Shares for shares of our common stock ~~with a value equal to 100% of~~or the ~~liquidation value of the CPP Preferred Shares (the "High Range Alternative – Without Discount").~~ pricing or other terms upon which it would participate in any such exchange. There is no assurance the Treasury will agree to participate in the CPP Exchange Offer on terms acceptable to us or at all.

       Additional assumptions are set forth in the footnotes to the tables below.

     The inclusion of any particular Exchange Offer in the pro forma financial information does not necessarily indicate that such Exchange Offer is likely to occur or that it is likely to occur on the terms set forth below.

     There can be no assurances that the foregoing assumptions will be realized in the future, including as to the amounts and percentages of Institutional Trust Preferred Securities, Retail Trust Preferred Securities, or CPP Preferred Shares that will be tendered in the Exchange Offers. If any one or more of the foregoing assumptions or assumptions in the footnotes to the tables below is not realized, it would likely result in a material impact on the pro forma information set forth below. As a result, you should not place undue reliance on such pro forma information in deciding how to vote on any of the proposals set forth in this proxy statement.

Independent Bank Corporation
Pro Forma Consolidated Balance Sheets (Unaudited)
Low Range Alternative (25% TP Exchange and no CPP Exchange)

Adjustments

(in thousands)	Actual September 30, 2009	Institutional TP Exchange Offer (5)		Retail TP Exchange Offer (6)		CPP Exchange Offer (7)			Pro Forma September 30, 2009
ASSETS

Cash and due from banks	$182,405	$-		$-			$-		$182,405
Investment securities	184,094	-		-			-		184,094
FHLB and Federal Reserve Bank stock	27,855	-		-			-		27,855
Loans held for sale	23,980	-		-			-		23,980
Net portfolio loans	2,313,519	-		-			-		2,313,519
Premises and equipment	73,355	-		-			-		73,355
Bank owned life insurance	46,041	-		-			-		46,041
Other real estate and repossessed assets	31,323	-		-			-		31,323
Goodwill	16,734	-		-			-		16,734
Capitalized originated mortgage loan
servicing rights	14,334	-		-			-		14,334
Other intangible assets	10,783	-		-			-		10,783
Other assets	37,605	(306	)(2)	(763	)(2)		-		36,536

Total assets	$2,962,028	$(306)		$(763)			$-		$2,960,959

LIABILITIES

Total deposits	$2,485,834	$-		$-			$-		$2,485,834
Other borrowings	162,341	-		-			-		162,341
Financed premiums payable	30,159	-		-			-		30,159
Other liabilities	32,465	-		-			-		32,465
Subordinated debentures	92,888	(10,181	)(1)	(13,041	) (1)		-		69,666

Total liabilities	2,803,687	(10,181)		(13,041)			-		2,780,465

Preferred stock	68,982	-		-			-	(1)	68,982
Common stock	225,192	7,406	(3)	9,487	(3)		-	(3)	242,085
Retained earnings (deficit)	(119,868)	2,040	(4)	2,791	(4)		-	(4)	(115,037)
Accumulated other comprehensive income (loss)	(15,965)	429	(2)	-			-		(15,536)

Total shareholders' equity	158,341	9,875		12,278			-		180,494

Total liabilities and shareholders' equity
	$2,962,028	$(306)		$(763)			$-		$2,960,959

Note: The inclusion of the Exchange Offers in the pro forma financial information does not necessarily indicate that such transactions are likely to occur.

(1)	25% of the carrying amount of the retired securities.
(2)	The estimated pro-rated adjustments related to the remaining unamortized debt issuance and hedge costs and the stock owned in the trust subsidiaries.
(3)	Value of newly issued Common Shares.
(4)	The excess of the carrying amount of the securities to be retired over the fair value of the Common Shares to be issued in the Exchange Offers, net of taxes (which are immaterial due to IBC's low effective tax rate as a result of its full valuation allowance against deferred tax assets). This amount would be recorded in the income statement for the period during which the Exchange Offers are consummated.
(5)	Represents the increase in Common Shares outstanding due to the participation in the Institutional TP Exchange Offer of 25% of the outstanding Institutional Trust Preferred Securities (a net aggregate principal amount of $9.875 million) with an assumed exchange value of $750 per $1,000 liquidation amount and an Average VWAP of $0.72, which we determined assuming the Pricing Date for the Average VWAP was November 18, 2009.
(6)	Represents the increase in Common Shares outstanding due to the participation in the Retail TP Exchange Offer of 25% of the outstanding Retail Trust Preferred Securities (a net aggregate principal amount of $12.65 million) with an assumed exchange value of $18.75 per $25 liquidation amount and an Average VWAP of $0.72, which we determined assuming the Pricing Date for the Average VWAP was November 18, 2009.
(7)	Assumes no participation in the CPP Exchange Offer.

Independent Bank Corporation
Pro Forma Consolidated Balance Sheets (Unaudited)
High Range Alternative ~~– With Discount~~ (75% TP Exchange and 100% CPP Exchange at 25% discount to par)

~~Adjustments~~

		~~Actual~~			~~Institutional~~			~~Retail~~			~~CPP~~					~~Pro Forma~~
		~~September 30,~~			~~TP Exchange~~			~~TP Exchange~~			~~Exchange~~					~~September 30,~~
~~(in thousands)~~		~~2009~~		~~Offer~~	~~(5~~	~~)~~	~~Offer~~	~~(6~~	~~)~~	~~Offer~~	~~(7~~	~~)~~				~~2009~~
~~ASSETS~~

~~Cash and due from banks~~	~~$~~	~~182,405~~		~~$~~	~~-~~		~~$~~	~~-~~			~~$~~		~~-~~		~~$~~	~~182,405~~
~~Investment securities~~		~~184,094~~			~~-~~			~~-~~					~~-~~			~~184,094~~
~~FHLB and Federal Reserve Bank stock~~		~~27,855~~			~~-~~			~~-~~					~~-~~			~~27,855~~
~~Loans held for sale~~		~~23,980~~			~~-~~			~~-~~					~~-~~			~~23,980~~
~~Net portfolio loans~~		~~2,313,519~~			~~-~~			~~-~~					~~-~~			~~2,313,519~~
~~Premises and equipment~~		~~73,355~~			~~-~~			~~-~~					~~-~~			~~73,355~~
~~Bank owned life insurance~~		~~46,041~~			~~-~~			~~-~~					~~-~~			~~46,041~~
~~Other real estate and repossessed assets~~		~~31,323~~			~~-~~			~~-~~					~~-~~			~~31,323~~
~~Goodwill~~		~~16,734~~			~~-~~			~~-~~					~~-~~			~~16,734~~
~~Capitalized originated mortgage loan~~
~~servicing rights~~		~~14,334~~			~~-~~			~~-~~					~~-~~			~~14,334~~
~~Other intangible assets~~		~~10,783~~			~~-~~			~~-~~					~~-~~			~~10,783~~
~~Other assets~~		~~37,605~~		~~(917)~~	~~(2~~	~~)~~		~~(2,289~~	~~) (2)~~				~~-~~			~~34,399~~

~~Total assets~~	~~$~~	~~2,962,028~~		~~$~~	~~(917~~	~~)~~	~~$~~	~~(2,289~~	~~)~~		~~$~~		~~-~~		~~$~~	~~2,958,822~~

~~LIABILITIES~~

~~Total deposits~~	~~$~~	~~2,485,834~~		~~$~~	~~-~~		~~$~~	~~-~~			~~$~~		~~-~~		~~$~~	~~2,485,834~~
~~Other borrowings~~		~~162,341~~			~~-~~			~~-~~					~~-~~			~~162,341~~
~~Financed premiums payable~~		~~30,159~~			~~-~~			~~-~~					~~-~~			~~30,159~~
~~Other liabilities~~		~~32,465~~			~~-~~			~~-~~					~~-~~			~~32,465~~
~~Subordinated debentures~~		~~92,888~~			~~(30,542~~	~~) (1)~~		~~(39,124~~	~~) (1)~~				~~-~~			~~23,222~~

~~Total liabilities~~		~~2,803,687~~			~~(30,542~~	~~)~~		~~(39,124~~	~~)~~				~~-~~			~~2,734,021~~

~~Preferred stock~~		~~68,982~~			~~-~~			~~-~~			~~(68,982~~			~~) (1)~~		~~-~~
~~Common stock~~		~~225,192~~			~~22,219~~	~~(3)~~		~~28,463~~	~~(3)~~		~~54,000~~			~~(3)~~		~~329,874~~
~~Retained earnings (deficit)~~		~~(119,868~~	~~)~~		~~6,120~~	~~(4)~~		~~8,372~~	~~(4)~~		~~14,982~~			~~(4)~~		~~(90,394~~	~~)~~
~~Accumulated other comprehensive~~
~~income (loss)~~		~~(15,965~~	~~)~~		~~1,286~~	~~(2)~~		~~-~~					~~-~~			~~(14,679~~	~~)~~

~~Total shareholders' equity~~		~~158,341~~			~~29,625~~			~~36,835~~					~~-~~			~~224,801~~

~~Total liabilities and shareholders'~~
~~equity~~	~~$~~	~~2,962,028~~		~~$~~	~~(917~~	~~)~~	~~$~~	~~(2,289~~	~~)~~		~~$~~		~~-~~		~~$~~	~~2,958,822~~

~~Note: The inclusion of the Exchange Offers in the pro forma financial information does not necessarily indicate that such transactions are likely to occur.~~

~~(1)~~	~~75% of the carrying amount of the retired securities.~~
~~(2)~~	~~The estimated pro-rated adjustments related to the remaining unamortized debt issuance and hedge costs and the stock owned in the trust subsidiaries.~~
~~(3)~~	~~Value of newly issued Common Shares.~~

~~(4)~~	~~The excess of the carrying amount of the securities to be retired over the fair value of the Common Shares to be issued in the Exchange Offers, net of taxes (which are immaterial due to IBC's low effective tax rate as a result of its full valuation allowance against deferred tax assets). This amount would be recorded in the income statement for the period during which the Exchange Offers are consummated.~~
~~(5)~~	~~Represents the increase in Common Shares outstanding due to the participation in the Institutional TP Exchange Offer of 75% of the outstanding Institutional Trust Preferred Securities (a net aggregate principal amount of $29.625 million) with an assumed exchange value of $750 per $1,000 liquidation amount and an Average VWAP of $0.72, which we determined assuming the Pricing Date for the Average VWAP was November 18, 2009.~~
~~(6)~~	~~Represents the increase in Common Shares outstanding due to the participation in the Retail TP Exchange Offer of 75% of the outstanding Retail Trust Preferred Securities (a net aggregate principal amount of $37.950 million) with an assumed exchange value of $18.75 per $25 liquidation amount and an Average VWAP of $0.72, which we determined assuming the Pricing Date for the Average VWAP was November 18, 2009.~~
~~(7)~~	~~Represents the increase in Common Shares outstanding due to the participation in the CPP Exchange Offer of 100% of the outstanding CPP Preferred Shares (an aggregate principal amount of $72.00 million) with an assumed exchange value of $750 per $1,000 liquidation amount and an Average VWAP of $0.72, which we determined assuming the Pricing Date for the Average VWAP was November 18, 2009.~~

~~Independent Bank Corporation~~

~~Pro Forma Consolidated Balance Sheets (Unaudited)~~

~~High Range Alternative – Without Discount (75% TP Exchange and 100% CPP Exchange at par~~)

						Adjustments
	Actual		Institutional			Retail			CPP		Pro Forma
	September 30,		TP Exchange			TP Exchange			Exchange		September 30,
(in thousands)	2009	Offer	(5)		Offer	(6)		Offer	(7)		2009
ASSETS
Cash and due from banks	$182,405		$-			$-			$-		$182,405
Investment securities	184,094		-			-			-		184,094
FHLB and Federal Reserve Bank stock	27,855		-			-			-		27,855
Loans held for sale	23,980		-			-			-		23,980
Net portfolio loans	2,313,519		-			-			-		2,313,519
Premises and equipment	73,355		-			-			-		73,355
Bank owned life insurance	46,041		-			-			-		46,041
Other real estate and repossessed assets	31,323		-			-			-		31,323
Goodwill	16,734		-			-			-		16,734
Capitalized originated mortgage loan
servicing rights	14,334		-			-			-		14,334
Other intangible assets	10,783		-			-			-		10,783
Other assets	37,605	(917)	(2)			(2,289	) (2)		-		34,399
Total assets	$2,962,028		$(917)			$(2,289)			$-		$2,958,822
LIABILITIES
Total deposits	$2,485,834		$-			$-			$-		$2,485,834
Other borrowings	162,341		-			-			-		162,341
Financed premiums payable	30,159		-			-			-		30,159
Other liabilities	32,465		-			-			-		32,465
Subordinated debentures	92,888		(30,542	) (1)		(39,124	) (1)		-		23,222
Total liabilities	2,803,687		(30,542)			(39,124)			-		2,734,021
Preferred stock	68,982		-			-			(68,982	) (1)	-
Common stock	225,192		22,219	(3)		28,463	(3)		72,000	(3)	347,874
Retained earnings (deficit)	(119,868)		6,120	(4)		8,372	(4)		(3,018	) (4)	(108,394)
Accumulated other comprehensive
income (loss)	(15,965)		1,286	(2)		-			-		(14,679)
Total shareholders' equity	158,341		29,625			36,835			-		224,801
Total liabilities and shareholders'
equity	$2,962,028		$(917)			$(2,289)			$-		$2,958,822

Note: The inclusion of the Exchange Offers in the pro forma financial information does not necessarily indicate that such transactions are likely to occur.

(1)	75% of the carrying amount of the retired securities.
(2)	The estimated pro-rated adjustments related to the remaining unamortized debt issuance and hedge costs and the stock owned in the trust subsidiaries.
(3)	Value of newly issued Common Shares.
(4)	The excess of the carrying amount of the securities to be retired over the fair value of the Common Shares to be issued in the Exchange Offers, net of taxes (which are immaterial due to IBC's low effective tax rate as a result of its full valuation allowance against deferred tax assets). This amount would be recorded in the income statement for the period during which the Exchange Offers are consummated.
(5)	Represents the increase in Common Shares outstanding due to the participation in the Institutional TP Exchange Offer of 75% of the outstanding Institutional Trust Preferred Securities (a net aggregate principal amount of $29.625 million) with an assumed exchange value of $750 per $1,000 liquidation amount and an Average VWAP of $0.72, which we determined assuming the Pricing Date for the Average VWAP was November 18, 2009.
(6)	Represents the increase in Common Shares outstanding due to the participation in the Retail TP Exchange Offer of 75% of the outstanding Retail Trust Preferred Securities (a net aggregate principal amount of $37.950 million) with an assumed exchange value of $18.75 per $25 liquidation amount and an Average VWAP of $0.72, which we determined assuming the Pricing Date for the Average VWAP was November 18, 2009.
(7)	Represents the increase in Common Shares outstanding due to the participation in the CPP Exchange Offer of 100% of the outstanding CPP Preferred Shares (an aggregate principal amount of $72.00 million) with an assumed exchange value of $1,000 per $1,000 liquidation amount and an Average VWAP of $0.72, which we determined assuming the Pricing Date for the Average VWAP was November 18, 2009.

Independent Bank Corporation
Pro Forma Consolidated Statements of Operations (Unaudited)
Low Range Alternative (25% TP Exchange and no CPP Exchange)

					Adjustments
			Institutional		Retail		CPP
(in thousands, except per share data)	Actual		TP Exchange		TP Exchange		Exchange		Pro Forma
	2008	Offer	(5)	Offer	(6)		Offer (7)		2008
INTEREST INCOME
Interest and fees on loans	$186,747		$-		$-			$-	$186,747
Investments	16,989		-		-			-	16,989
Total Interest Income	203,736		-		-			-	203,736
INTEREST EXPENSE
Deposits	46,697		-		-			-	46,697
Other borrowings	26,890	(676)	(1)		(1,092	) (1)		-	25,122
Total Interest Expense	73,587		(676)		(1,092)			-	71,819
NET INTEREST INCOME	130,149		676		1,092			-	131,917
Provision for loan losses	72,287		-		-			-	72,287
Net Interest Income After Provision for Loan Losses	57,862		676		1,092			-	59,630
NON-INTEREST INCOME	29,721	(18)	(2)	(32)	(2)			-	29,671
GAIN ON EXTINGUISHMENT OF CAPITAL	-		2,040 (3)		2,791	(3)		-	4,831
INSTRUMENTS
NON-INTEREST EXPENSE	176,184		-		-			-	176,184
INCOME (LOSS) BEFORE INCOME TAXES	(88,601)		2,698		3,851			-	(82,052)
Income tax expense (benefit)	3,063	-	(4)	-	(4)			-	3,063
NET INCOME (LOSS)	(91,664)		2,698		3,851			-	(85,115)
Preferred dividends	215		-		-			-	215
NET INCOME (LOSS) APPLICABLE TO COMMON	$(91,879)		$2,698		$3,851			$-	$(85,330)
STOCK
Per Common Share:
Basic	$(4.04)		$0.26		$0.29			$-	$(1.85)
Diluted	(4.04)		0.26		0.29			-	(1.85)
Average Common Shares Outstanding:
Basic	22,743		10,286 (8)		13,177	(8)		-	46,206
Diluted	22,808		10,286 (8)		13,177	(8)		-	46,271

Note: The inclusion of the Exchange Offers in the pro forma financial information does not necessarily indicate that such transactions are likely to occur.

(1)	Reduction in interest expense due to the exchange of the capital instruments for Common Shares assuming that the exchange occurred at the beginning of the period.
(2)	Reduction in other non-interest income due to decline in dividends paid to the parent company related to the stock owned in the trust subsidiaries.
(3)	One-time gain (net of unamortized debt issuance costs or hedge costs) from exchange of the capital instruments for Common Shares.
(4)	Taxes are expected to be immaterial due to IBC's low effective tax rate as a result of its full valuation allowance against deferred tax assets.
(5)	Represents the increase in Common Shares outstanding due to the participation in the Institutional TP Exchange Offer of 25% of the outstanding Institutional Trust Preferred Securities (a net aggregate principal amount of $9.875 million) with an assumed exchange value of $750 per $1,000 liquidation amount and an Average VWAP of $0.72, which we determined assuming the Pricing Date for the Average VWAP was November 18, 2009.
(6)	Represents the increase in Common Shares outstanding due to the participation in the Retail TP Exchange Offer of 25% of the outstanding Retail Trust Preferred Securities (a net aggregate principal amount of $12.65 million) with an assumed exchange value of $18.75 per $25 liquidation amount and an Average VWAP of $0.72, which we determined assuming the Pricing Date for the Average VWAP was November 18, 2009.
(7)	Assumes no participation in the CPP Exchange Offer.
(8)	Represents Common Shares issued in the applicable transaction.

Independent Bank Corporation
Pro Forma Consolidated Statements of Operations (Unaudited)

High Range Alternative ~~– With Discount~~ (75% TP Exchange and 100% CPP Exchange at 25% discount to par)

~~Adjustments~~

					~~Institutional~~			~~Retail~~			~~CPP~~
~~(in thousands, except per share data)~~		~~Actual~~			~~TP Exchange~~			~~TP Exchange~~			~~Exchange~~			~~Pro Forma~~
		~~2008~~		~~Offer~~	~~(5~~	~~)~~	~~Offer~~	~~(6~~	~~)~~	~~Offer~~	~~(7~~	~~)~~		~~2008~~
~~INTEREST INCOME~~
~~Interest and fees on loans~~	~~$~~	~~186,747~~		~~$~~	~~-~~		~~$~~	~~-~~		~~$~~	~~-~~		~~$~~	~~186,747~~
~~Investments~~		~~16,989~~			~~-~~			~~-~~			~~-~~			~~16,989~~

~~Total Interest Income~~		~~203,736~~			~~-~~			~~-~~			~~-~~			~~203,736~~
~~INTEREST EXPENSE~~
~~Deposits~~		~~46,697~~			~~-~~			~~-~~			~~-~~			~~46,697~~
~~Other borrowings~~		~~26,890~~			~~(2,027~~	~~) (1)~~		~~(3,275~~	~~) (1)~~		~~-~~			~~21,588~~
~~Total Interest Expense~~		~~73,587~~			~~(2,027~~	~~)~~		~~(3,275~~	~~)~~		~~-~~			~~68,285~~
~~NET INTEREST INCOME~~		~~130,149~~			~~2,027~~			~~3,275~~			~~-~~			~~135,451~~
~~Provision for loan losses~~		~~72,287~~			~~-~~			~~-~~			~~-~~			~~72,287~~
~~Net Interest Income After Provision for Loan Losses~~		~~57,862~~			~~2,027~~			~~3,275~~			~~-~~			~~63,164~~

~~NON-INTEREST INCOME~~		~~29,721~~		~~(53)~~	~~(2~~	~~)~~	~~(97)~~	~~(2~~	~~)~~		~~-~~			~~29,571~~
~~GAIN ON EXTINGUISHMENT OF CAPITAL~~		~~-~~			~~6,120~~	~~(3)~~		~~8,372~~	~~(3)~~		~~14,982~~	~~(3)~~		~~29,474~~
~~INSTRUMENTS~~
~~NON-INTEREST EXPENSE~~		~~176,184~~			~~-~~			~~-~~			~~-~~			~~176,184~~

~~INCOME (LOSS) BEFORE INCOME TAXES~~		~~(88,601~~	~~)~~		~~8,094~~			~~11,550~~			~~14,982~~			~~(53,975~~	~~)~~
~~Income tax expense (benefit)~~		~~3,063~~		~~-~~	~~(4~~	~~)~~	~~-~~	~~(4~~	~~)~~		~~-~~			~~3,063~~
~~NET INCOME (LOSS)~~		~~(91,664~~	~~)~~		~~8,094~~			~~11,550~~			~~14,982~~			~~(57,038~~	~~)~~
~~Preferred dividends~~		~~215~~			~~-~~			~~-~~		~~(215)~~	~~(1~~	~~)~~		~~-~~
~~NET INCOME (LOSS) APPLICABLE TO~~	~~$~~	~~(91,879~~	~~)~~	~~$~~	~~8,094~~		~~$~~	~~11,550~~		~~$~~	~~15,197~~		~~$~~	~~(57,038~~	~~)~~
~~COMMON STOCK~~

~~Per Common Share:~~

~~Basic~~	~~$~~	~~(4.04~~	~~)~~	~~$~~	~~0.26~~		~~$~~	~~0.29~~		~~$~~	~~0.20~~		~~$~~	~~(0.34~~	~~)~~
~~Diluted~~		~~(4.04~~	~~)~~		~~0.26~~			~~0.29~~			~~0.20~~			~~(0.34~~	~~)~~

~~Average Common Shares Outstanding:~~

~~Basic~~		~~22,743~~			~~30,859~~	~~(8)~~		~~39,531~~	~~(8)~~		~~75,000~~	~~(8)~~		~~168,133~~
~~Diluted~~		~~22,808~~			~~30,859~~	~~(8)~~		~~39,531~~	~~(8)~~		~~75,000~~	~~(8)~~		~~168,198~~

~~Note: The inclusion of the Exchange Offers in the pro forma financial information does not necessarily indicate that such transactions are likely to occur.~~

~~(1)~~	~~Reduction in interest expense or preferred dividends due to the exchange of the capital instruments for Common Shares assuming that the exchange occurred at the beginning of the period or issuance date of the security, whichever is later.~~
~~(2)~~	~~Reduction in other non-interest income due to decline in dividends paid to the parent company related to the stock owned in the trust subsidiaries.~~
~~(3)~~	~~One-time gain (net of unamortized debt issuance costs or hedge costs) from exchange of the capital instruments for Common Shares.~~
~~(4)~~	~~Taxes are expected to be immaterial due to IBC's low effective tax rate as a result of its full valuation allowance against deferred tax assets.~~
~~(5)~~	~~Represents the increase in Common Shares outstanding due to the participation in the Institutional TP Exchange Offer of 75% of the outstanding Institutional Trust Preferred Securities (a net aggregate principal amount of $29.625 million) with an assumed exchange value of $750 per $1,000 liquidation amount and an Average VWAP of $0.72, which we determined assuming the Pricing Date for the Average VWAP was November 18, 2009.~~
~~(6)~~	~~Represents the increase in Common Shares outstanding due to the participation in the Retail TP Exchange Offer of 75% of the outstanding Retail Trust Preferred Securities (a net aggregate principal amount of $37.950 million) with an assumed exchange value of $18.75 per $25 liquidation amount and an Average VWAP of $0.72, which we determined assuming the Pricing Date for the Average VWAP was November 18, 2009.~~

~~(7) Represents the increase in Common Shares outstanding due to the participation in the CPP Exchange Offer of 100% of the outstanding CPP Preferred Shares (an aggregate principal amount of $72.00 million) with an assumed exchange value of $750 per $1,000 liquidation amount and an Average VWAP of $0.72, which we determined assuming the Pricing Date for the Average VWAP was November 18, 2009.~~

(8)	Represents Common Shares issued in the applicable transaction.

~~Independent Bank Corporation~~

~~Pro Forma Consolidated Statements of Operations (Unaudited)~~

~~High Range Alternative – Without Discount (75% TP Exchange and 100% CPP Exchange at par~~)

						Adjustments
			Institutional			Retail			CPP
(in thousands, except per share data)	Actual		TP Exchange			TP Exchange			Exchange		Pro Forma
	2008	Offer	(5)		Offer	(6)		Offer	(7)		2008
INTEREST INCOME
Interest and fees on loans	$186,747		$-			$-			$-		$186,747
Investments	16,989		-			-			-		16,989
Total Interest Income	203,736		-			-			-		203,736
INTEREST EXPENSE
Deposits	46,697		-			-			-		46,697
Other borrowings	26,890		(2,027	) (1)		(3,275	) (1)		-		21,588
Total Interest Expense	73,587		(2,027)			(3,275)			-		68,285
NET INTEREST INCOME	130,149		2,027			3,275			-		135,451
Provision for loan losses	72,287		-			-			-		72,287
Net Interest Income After Provision for Loan Losses	57,862		2,027			3,275			-		63,164
NON-INTEREST INCOME	29,721	(53)	(2)		(97)	(2)			-		29,571
GAIN (LOSS) ON EXTINGUISHMENT OF CAPITAL	-		6,120	(3)		8,372	(3)		(3,018	) (3)	11,474
INSTRUMENTS
NON-INTEREST EXPENSE	176,184		-			-			-		176,184
INCOME (LOSS) BEFORE INCOME TAXES	(88,601)		8,094			11,550			(3,018)		(71,975)
Income tax expense (benefit)	3,063	-	(4)		-	(4)			-		3,063
NET INCOME (LOSS)	(91,664)		8,094			11,550			(3,018)		(75,038)
Preferred dividends	215		-			-		(215)	(1)		-
NET INCOME (LOSS) APPLICABLE TO COMMON	$(91,879)		$8,094			$11,550			$(2,803)		$(75,038)
STOCK
Per Common Share:
Basic	$(4.04)		$0.26			$0.29			$(0.04)		$(0.45)
Diluted	(4.04)		0.26			0.29			(0.04)		(0.45)
Average Common Shares Outstanding:
Basic	22,743		30,859	(8)		39,531	(8)		75,000	(8)	168,133
Diluted	22,808		30,859	(8)		39,531	(8)		75,000	(8)	168,198

Note: The inclusion of the Exchange Offers in the pro forma financial information does not necessarily indicate that such transactions are likely to occur.

(1)	Reduction in interest expense or preferred dividends due to the exchange of the capital instruments for Common Shares assuming that the exchange occurred at the beginning of the period or issuance date of the security, whichever is later.
(2)	Reduction in other non-interest income due to decline in dividends paid to the parent company related to the stock owned in the trust subsidiaries.
(3)	One-time gain (loss) (net of unamortized debt issuance costs or hedge costs) from exchange of the capital instruments for Common Shares.
(4)	Taxes are expected to be immaterial due to IBC's low effective tax rate as a result of its full valuation allowance against deferred tax assets.
(5)	Represents the increase in Common Shares outstanding due to the participation in the Institutional TP Exchange Offer of 75% of the outstanding Institutional Trust Preferred Securities (a net aggregate principal amount of $29.625 million) with an assumed exchange value of $750 per $1,000 liquidation amount and an Average VWAP of $0.72, which we determined assuming the Pricing Date for the Average VWAP was November 18, 2009.
(6)	Represents the increase in Common Shares outstanding due to the participation in the Retail TP Exchange Offer of 75% of the outstanding Retail Trust Preferred Securities (a net aggregate principal amount of $37.950 million) with an assumed exchange value of $18.75 per $25 liquidation amount and an Average VWAP of $0.72, which we determined assuming the Pricing Date for the Average VWAP was November 18, 2009.
(7)	Represents the increase in Common Shares outstanding due to the participation in the CPP Exchange Offer of 100% of the outstanding CPP Preferred Shares (an aggregate principal amount of $72.00 million) with an assumed exchange value of $1,000 per $1,000 liquidation amount and an Average VWAP of $0.72, which we determined assuming the Pricing Date for the Average VWAP was November 18, 2009.
(8)	Represents Common Shares issued in the applicable transaction.

Independent Bank Corporation
Pro Forma Consolidated Statements of Operations (Unaudited)
Low Range Alternative (25% TP Exchange and no CPP Exchange)

					Adjustments
	Actual							Pro Forma
	9 Months							9 Months
	Ended		Institutional		Retail	CPP		Ended
(in thousands, except per share data)	September 30,		TP Exchange		TP Exchange	Exchange		September 30,
	2009	Offer	(5)	Offer	(6)	Offer (7)		2009
INTEREST INCOME
Interest and fees on loans	$134,915		$-		$-		$-	$134,915
Investments	8,699		-		-		-	8,699
Total Interest Income	143,614		-		-		-	143,614
INTEREST EXPENSE
Deposits	26,468		-		-		-	26,468
Other borrowings	12,021	(433)	(1)	(819)	(1)		-	10,769
Total Interest Expense	38,489		(433)		(819)		-	37,237
NET INTEREST INCOME	105,125		433		819		-	106,377
Provision for loan losses	77,916		-		-		-	77,916
Net Interest Income After Provision for Loan Losses	27,209		433		819		-	28,461
NON-INTEREST INCOME	45,370	(9)	(2)	(24)	(2)		-	45,337
GAIN ON EXTINGUISHMENT OF CAPITAL			2,040 (3)		2,791 (3)		-	4,831
INSTRUMENTS
NON-INTEREST EXPENSE	116,405		-		-		-	116,405
INCOME (LOSS) BEFORE INCOME TAXES	(43,826)		2,464		3,586		-	(37,776)
Income tax expense (benefit)	(1,754)	-	(4)	-	(4)		-	(1,754)
NET INCOME (LOSS)	(42,072)		2,464		3,586		-	(36,022)
Preferred dividends	3,225		-		-		-	3,225
NET INCOME (LOSS) APPLICABLE TO COMMON	$(45,297)		$2,464		$3,586		$-	$(39,247)
STOCK

Per Common Share:
Basic	$(1.90)		$0.24		$0.27		$-	$(0.83)
Diluted	(1.90)		0.24		0.27		-	(0.83)
Average Common Shares Outstanding:
Basic	23,811		10,286 (8)		13,177 (8)		-	47,274
Diluted	23,881		10,286 (8)		13,177 (8)		-	47,344

Note: The inclusion of the Exchange Offers in the pro forma financial information does not necessarily indicate that such transactions are likely to occur.

(1)	Reduction in interest expense due to the exchange of the capital instruments for Common Shares assuming that the exchange occurred at the beginning of the period.
(2)	Reduction in other non-interest income due to decline in dividends paid to the parent company related to the stock owned in the trust subsidiaries.
(3)	One-time gain (net of unamortized debt issuance costs or hedge costs) from exchange of the capital instruments for Common Shares.
(4)	Taxes are expected to be immaterial due to IBC's low effective tax rate as a result of its full valuation allowance against deferred tax assets.
(5)	Represents the increase in Common Shares outstanding due to the participation in the Institutional TP Exchange Offer of 25% of the outstanding Institutional Trust Preferred Securities (a net aggregate principal amount of $9.875 million) with an assumed exchange value of $750 per $1,000 liquidation amount and an Average VWAP of $0.72, which we determined assuming the Pricing Date for the Average VWAP was November 18, 2009.
(6)	Represents the increase in Common Shares outstanding due to the participation in the Retail TP Exchange Offer of 25% of the outstanding Retail Trust Preferred Securities (a net aggregate principal amount of $12.65 million) with an assumed exchange value of $18.75 per $25 liquidation amount and an Average VWAP of $0.72, which we determined assuming the Pricing Date for the Average VWAP was November 18, 2009.
(7)	Assumes no participation in the CPP Exchange Offer.
(8)	Represents Common Shares issued in the applicable transaction.

Independent Bank Corporation

Pro Forma Consolidated Statements of Operations (Unaudited)

High Range Alternative ~~– With Discount~~ (75% TP Exchange and 100% CPP Exchange ~~with 25% discount to par)~~

~~Adjustments~~
		~~Actual~~												~~Pro Forma~~
		~~9 Months~~												~~9 Months~~
		~~Ended~~			~~Institutional~~			~~Retail~~			~~CPP~~			~~Ended~~
~~(in thousands, except per share data)~~		~~September 30,~~			~~TP Exchange~~			~~TP Exchange~~			~~Exchange~~			~~September 30,~~
		~~2009~~		~~Offer~~	~~(5~~	~~)~~	~~Offer~~	~~(6~~	~~)~~	~~Offer~~	~~(7~~	~~)~~		~~2009~~
~~INTEREST INCOME~~
~~Interest and fees on loans~~	~~$~~	~~134,915~~		~~$~~	~~-~~		~~$~~	~~-~~		~~$~~	~~-~~		~~$~~	~~134,915~~
~~Investments~~		~~8,699~~			~~-~~			~~-~~			~~-~~			~~8,699~~

~~Total Interest Income~~		~~143,614~~			~~-~~			~~-~~			~~-~~			~~143,614~~
~~INTEREST EXPENSE~~
~~Deposits~~		~~26,468~~			~~-~~			~~-~~			~~-~~			~~26,468~~
~~Other borrowings~~		~~12,021~~			~~(1,298~~	~~) (1)~~		~~(2,456~~	~~) (1)~~		~~-~~			~~8,267~~
~~Total Interest Expense~~		~~38,489~~			~~(1,298~~	~~)~~		~~(2,456~~	~~)~~		~~-~~			~~34,735~~
~~NET INTEREST INCOME~~		~~105,125~~			~~1,298~~			~~2,456~~			~~-~~			~~108,879~~
~~Provision for loan losses~~		~~77,916~~			~~-~~			~~-~~			~~-~~			~~77,916~~
~~Net Interest Income After Provision for Loan Losses~~		~~27,209~~			~~1,298~~			~~2,456~~			~~-~~			~~30,963~~

~~NON-INTEREST INCOME~~		~~45,370~~		~~(28)~~	~~(2~~	~~)~~	~~(73)~~	~~(2~~	~~)~~		~~-~~			~~45,269~~
~~GAIN ON EXTINGUISHMENT OF CAPITAL~~		~~-~~			~~6,120~~	~~(3)~~		~~8,372~~	~~(3)~~		~~14,982~~	~~(3)~~		~~29,474~~
~~INSTRUMENTS~~
~~NON-INTEREST EXPENSE~~		~~116,405~~			~~-~~			~~-~~			~~-~~			~~116,405~~

~~INCOME (LOSS) BEFORE INCOME TAXES~~		~~(43,826~~	~~)~~		~~7,390~~			~~10,755~~			~~14,982~~			~~(10,699~~	~~)~~
~~Income tax expense (benefit)~~		~~(1,754~~	~~)~~	~~-~~	~~(4~~	~~)~~	~~-~~	~~(4~~	~~)~~		~~-~~			~~(1,754~~	~~)~~
~~NET INCOME (LOSS)~~		~~(42,072~~	~~)~~		~~7,390~~			~~10,755~~			~~14,982~~			~~(8,945~~	~~)~~
~~Preferred dividends~~		~~3,225~~			~~-~~			~~-~~			~~(3,225~~	~~)~~		~~-~~
~~NET INCOME (LOSS) APPLICABLE TO COMMON~~	~~$~~	~~(45,297~~	~~)~~	~~$~~	~~7,390~~		~~$~~	~~10,755~~		~~$~~	~~18,207~~		~~$~~	~~(8,945~~	~~)~~
~~STOCK~~

~~Per Common Share:~~

~~Basic~~	~~$~~	~~(1.90~~	~~)~~	~~$~~	~~0.24~~		~~$~~	~~0.27~~		~~$~~	~~0.24~~		~~$~~	~~(0.05~~	~~)~~
~~Diluted~~		~~(1.90~~	~~)~~		~~0.24~~			~~0.27~~			~~0.24~~			~~(0.05~~	~~)~~

~~Average Common Shares Outstanding:~~

~~Basic~~		~~23,811~~			~~30,859~~	~~(8)~~		~~39,531~~	~~(8)~~		~~75,000~~	~~(8)~~		~~169,201~~
~~Diluted~~		~~23,881~~			~~30,859~~	~~(8)~~		~~39,531~~	~~(8)~~		~~75,000~~	~~(8)~~		~~169,271~~

~~Note: The inclusion of the Exchange Offers in the pro forma financial information does not necessarily indicate that such transactions are likely to occur.~~

~~(1)~~	~~Reduction in interest expense or preferred dividends due to the exchange of the capital instruments for Common Shares assuming that the exchange occurred at the beginning of the period or issuance date of the security, whichever is later.~~
~~(2)~~	~~Reduction in other non-interest income due to decline in dividends paid to the parent company related to the stock owned in the trust subsidiaries.~~
~~(3)~~	~~One-time gain (net of unamortized debt issuance costs or hedge costs) from exchange of the capital instruments for Common Shares.~~
~~(4)~~	~~Taxes are expected to be immaterial due to IBC's low effective tax rate as a result of its full valuation allowance against deferred tax assets.~~
~~(5)~~	~~Represents the increase in Common Shares outstanding due to the participation in the Institutional TP Exchange Offer of 75% of the outstanding Institutional Trust Preferred Securities (a net aggregate principal amount of $29.625 million) with an assumed exchange value of $750 per $1,000 liquidation amount and an Average VWAP of $0.72, which we determined assuming the Pricing Date for the Average VWAP was November 18, 2009.~~
~~(6)~~	~~Represents the increase in Common Shares outstanding due to the participation in the Retail TP Exchange Offer of 75% of the outstanding Retail Trust Preferred Securities (a net aggregate principal amount of $37.950 million) with an assumed exchange value of $18.75 per $25 liquidation amount and an Average VWAP of $0.72, which we determined assuming the Pricing Date for the Average VWAP was November 18, 2009.~~

~~(7) Represents the increase in Common Shares outstanding due to the participation in the CPP Exchange Offer of 100% of the outstanding CPP Preferred Shares (an aggregate principal amount of $72.00 million) with an assumed exchange value of $750 per $1,000 liquidation amount and an Average VWAP of $0.72, which we determined assuming the Pricing Date for the Average VWAP was November 18, 2009.~~

~~(8)~~	~~Represents Common Shares issued in the applicable transaction.~~

~~Independent Bank Corporation~~

~~Pro Forma Consolidated Statements of Operations (Unaudited)~~

~~High Range Alternative – Without Discount (75% TP Exchange and 100% CPP Exchange at par~~)

						Adjustments
	Actual										Pro Forma
	9 Months										9 Months
	Ended		Institutional			Retail			CPP		Ended
(in thousands, except per share data)	September 30,		TP Exchange			TP Exchange			Exchange		September 30,
	2009	Offer	(5)		Offer	(6)		Offer	(7)		2009
INTEREST INCOME
Interest and fees on loans	$134,915		$-			$-			$-		$134,915
Investments	8,699		-			-			-		8,699
Total Interest Income	143,614		-			-			-		143,614
INTEREST EXPENSE
Deposits	26,468		-			-			-		26,468
Other borrowings	12,021		(1,298	) (1)		(2,456	) (1)		-		8,267
Total Interest Expense	38,489		(1,298)			(2,456)			-		34,735
NET INTEREST INCOME	105,125		1,298			2,456			-		108,879
Provision for loan losses	77,916		-			-			-		77,916
Net Interest Income After Provision for Loan Losses	27,209		1,298			2,456			-		30,963
NON-INTEREST INCOME	45,370	(28)	(2)		(73)	(2)			-		45,269
GAIN (LOSS) ON EXTINGUISHMENT OF CAPITAL	-		6,120	(3)		8,372	(3)		(3,018	) (3)	11,474
INSTRUMENTS
NON-INTEREST EXPENSE	116,405		-			-			-		116,405
INCOME (LOSS) BEFORE INCOME TAXES	(43,826)		7,390			10,755			(3,018)		(28,699)
Income tax expense (benefit)	(1,754)	-	(4)		-	(4)			-		(1,754)
NET INCOME (LOSS)	(42,072)		7,390			10,755			(3,018)		(26,945)
Preferred dividends	3,225		-			-			(3,225)		-
NET INCOME (LOSS) APPLICABLE TO COMMON	$(45,297)		$7,390			$10,755			$207		$(26,945)
STOCK
Per Common Share:
Basic	$(1.90)		$0.24			$0.27			$-		$(0.16)
Diluted	(1.90)		0.24			0.27			-		(0.16)
Average Common Shares Outstanding:
Basic	23,811		30,859	(8)		39,531	(8)		75,000	(8)	169,201
Diluted	23,881		30,859	(8)		39,531	(8)		75,000	(8)	169,271

Note: The inclusion of the Exchange Offers in the pro forma financial information does not necessarily indicate that such transactions are likely to occur.

(1)	Reduction in interest expense or preferred dividends due to the exchange of the capital instruments for Common Shares assuming that the exchange occurred at the beginning of the period or issuance date of the security, whichever is later.
(2)	Reduction in other non-interest income due to decline in dividends paid to the parent company related to the stock owned in the trust subsidiaries.
(3)	One-time gain (loss) (net of unamortized debt issuance costs or hedge costs) from exchange of the capital instruments for Common Shares.
(4)	Taxes are expected to be immaterial due to IBC's low effective tax rate as a result of its full valuation allowance against deferred tax assets.
(5)	Represents the increase in Common Shares outstanding due to the participation in the Institutional TP Exchange Offer of 75% of the outstanding Institutional Trust Preferred Securities (a net aggregate principal amount of $29.625 million) with an assumed exchange value of $750 per $1,000 liquidation amount and an Average VWAP of $0.72, which we determined assuming the Pricing Date for the Average VWAP was November 18, 2009.
(6)	Represents the increase in Common Shares outstanding due to the participation in the Retail TP Exchange Offer of 75% of the outstanding Retail Trust Preferred Securities (a net aggregate principal amount of $37.950 million) with an assumed exchange value of $18.75 per $25 liquidation amount and an Average VWAP of $0.72, which we determined assuming the Pricing Date for the Average VWAP was November 18, 2009.
(7)	Represents the increase in Common Shares outstanding due to the participation in the CPP Exchange Offer of 100% of the outstanding CPP Preferred Shares (an aggregate principal amount of $72.00 million) with an assumed exchange value of $1,000 per $1,000 liquidation amount and an Average VWAP of $0.72, which we determined assuming the Pricing Date for the Average VWAP was November 18, 2009.
(8)	Represents Common Shares issued in the applicable transaction.